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          FORM 4                                        OMB APPROVAL
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[ ] Check his box if no longer              OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:          September 30, 1998
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).         hours per response...............0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

    Quinn           Gerald         I.
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    (Last)         (First)       (Middle)

    5210 Williams Circle, Ste 200
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       (Street)

    Tucson          AZ            85711
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    (City         (State)         (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech, Inc. (ITEL)
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3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)

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4.  Statement for Month/Year

    October 1997
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5.  If Amendment,
    Date of Original
    (Month/Year)

    November 4, 1997
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6.  Relationship of Reporting Person to Issuer(check all applicable)

    [X] Director                          [ ] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    President & Chief Executive Officer
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
Form 4 (continued)

Table I -- Non-derivative Securities Acquired, Disposed of, or Beneficially Owned
======================================================================================================
1. Title of   2. Trans- 3. Trans-  4. Securities Acquired (A) 5.Amount of   6. Ownership  7. Nature of
   Security      action    action     or Disposed of (D)        Securities     Form:         Indirect
   (Instr. 3)    Date      Code       (Instr. 3, 4 and 5)       Beneficially   Direct(D)     Beneficial
                (Month/   (Instr.8)         (A) or              Owned at End     or          Ownership
                Day Year)  Code V     Amount  (D)   Price       of Month       Indirect(I)   (Instr.4)
                                                               (Instr.3 and 4) (Instr.4)
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Common Stock   10/12/97 (1)  A        12,648    A     (2)                          D
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Common Stock   10/16/97      A         3,700    D   $.468                          D
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Common Stock   10/17/97      A        17,861    D   $.468                          D
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                                                                   216,285         (4)            (4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
================================================================================
1. Title of        2. Conver-  3. Trans-  4. Transac-   5. Number of Deriv-
   Derivative         sion or     action     tion Code     ative Securities Ac-
   Security           Exercise    Date       (Instr. 8)    quired (A) or Dis-
   (Instr. 3)         Price of    (Month/                  posed of (D)
                      Deriv-      Day/                     (Instr. 3, 4, and 5)
                      ative       Year)      -----------------------------------
                      Security               Code   V       (A)             (D)
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Convertible
 Promissory Note      $0.35      10/24/97      J(3)           (3)
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================================================================================================
6. Date Exer-      7. Title and Amount of  8. Price   9. Number     10.Owner-      11. Nature
   cisable and       Underlying Securities    of         of Deriv-     ship              of
  Expiration Date      (Instr. 3 and 4)       Deriv-     ative         Form of        Indirect
  (Month/Day/Year)                            ative      Securities    Derivative     Beneficial
  ----------------   ----------------------  Security   Beneficially   Security       Ownership
   Date     Expira-               Amount or  (instr.5)   Owned at End  Direct(D)      (Instr.4)
   Exer-     tion      Title      Number of              of Month      or Indirect(I)
   cisable   Date                  Shares                Instr. 4)     (Instr.4)
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   (6)     4-24-98   Common Stock  (3)         (3)        800,000(5)       D
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
Explanation of Responses:

(1) Represents the date of grant of deferred shares, deferral period expired 10/19/97 for the 12,648 shares.

(2) These shares were granted in exchange for this employee's services rendered.

(3) Represents 12% promissory note issued in the original principal amount of $115,335 made to Wavetech, Inc. as a short-term cash loan. Principal and interest accruing under such note may be payable in lawful money of the United States of America or at the option of the holder may be payable in a number of shares of the Company's Common Stock with an aggregate "Payoff Value" equal to the aggregate amount of principal plus accrued interest thereon. "Payoff Value" means the lessor of $0.35 per share or 80% of the closing bid price per share of the Common Stock on the Nasdaq SmallCap Market on the repayment date.

(4) Total amount includes: 203,637 shares held indirectly by a Canadian Corporation controlled by Mr. Quinn, and 12,648 shares granted as deferred shares under the Company's 1997 Stock Option Plan.

(5)  Includes   800,000   options  to  purchase   Common   Stock.   Excludes  an
     indeterminate number of additional shares issuable upon conversion of a promissory note reported on this Form.

(6) Should the reporting person elect to receive shares of common stock in lieu of cash for the purposes of repayment of the loans, a payoff value equal to the aggregate amount of principal plus accrued and unpaid interest will be payable on the Maturity Date of April 28, 1998 or, if the Company prepays the loan, on such earlier date.

                               /s/ Gerald I. Quinn               11-17-97
                            --------------------------         --------------
                          **Signature of Reporting Person           Date
                                   Gerald I. Quinn
**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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